Condensed Consolidated Interim Financial Statements
June 30, 2021
(Unaudited)

TASEKO MINES LIMITED

Consolidated Balance Sheets

(Cdn$ in thousands)
(Unaudited)

		June 30,	December 31,
	Note	2021	2020

ASSETS
Current assets
Cash and equivalents		225,741	85,110
Accounts receivable		9,938	6,689
Inventories	9	48,265	58,841
Other financial assets	8	15,460	3,583
Prepaids		4,512	2,975
		303,916	157,198

Property, plant and equipment	10	779,941	742,619
Other financial assets	8	5,096	5,298
Goodwill		5,110	5,250
		1,094,063	910,365

LIABILITIES
Current liabilities
Accounts payable and other liabilities		51,255	51,747
Current portion of long-term debt	11	19,903	17,617
Current portion of deferred revenue	12	7,478	5,604
Interest payable on senior secured notes		13,496	1,160
Current income tax payable		1,496	2,356
		93,628	78,484

Long-term debt	11	510,328	345,787
Provision for environmental rehabilitation ("PER")		79,887	78,983
Deferred and other tax liabilities		40,883	39,060
Deferred revenue	12	45,772	47,154
Other financial liabilities	13	6,036	3,525
		776,534	592,993

EQUITY
Share capital	14	474,785	472,870
Contributed surplus		54,779	53,433
Accumulated other comprehensive income ("AOCI")		2,345	7,674
Deficit		(214,380)	(216,605)
		317,529	317,372
		1,094,063	910,365

Commitments and contingencies	15

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Consolidated Consolidated Statements of Comprehensive Income (Loss)

(Cdn$ in thousands, except share and per share amounts)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2021	2020	2021	2020

Revenues	3	111,002	106,005	197,743	168,089
Cost of sales
Production costs	4	(56,520)	(55,669)	(112,948)	(111,830)
Depletion and amortization	4	(17,536)	(25,512)	(33,374)	(52,660)
Earnings from mining operations		36,946	24,824	51,421	3,599

General and administrative		(5,166)	(2,900)	(10,462)	(6,798)
Share-based compensation expense	14b	(1,608)	(1,297)	(4,398)	(1,481)
Project evaluation expenditures		(136)	(153)	(448)	(310)
Gain (loss) on derivatives	5	(2,079)	(887)	(4,070)	4,968
Other income		444	412	796	807
Income before financing costs and income taxes		28,401	19,999	32,839	785

Finance expenses, net	6	(11,465)	(10,413)	(35,348)	(21,034)
Foreign exchange gain (loss)		3,539	13,485	7,465	(15,748)
Income (loss) before income taxes		20,475	23,071	4,956	(35,997)

Income tax recovery (expense)	7	(7,033)	(4,326)	(2,731)	5,792
Net income (loss)		13,442	18,745	2,225	(30,205)

Other comprehensive income (loss):
Gain (loss) on financial assets		87	6,770	(124)	6,576
Foreign currency translation reserve		(2,807)	(7,932)	(5,205)	8,754
Total other comprehensive income (loss)		(2,720)	(1,162)	(5,329)	15,330

Total comprehensive income (loss)		10,722	17,583	(3,104)	(14,875)

Earnings (loss) per share
Basic		0.05	0.08	0.01	(0.12)
Diluted		0.05	0.08	0.01	(0.12)

Weighted average shares outstanding (thousands)
Basic		283,449	246,194	283,153	246,194
Diluted		288,007	246,582	287,069	246,194

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Statement of Cash Flows

(Cdn$ in thousands)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2021	2020	2021	2020

Operating activities
Net income (loss) for the period		13,442	18,745	2,225	(30,205)
Adjustments for:
Depletion and amortization		17,536	25,512	33,374	52,660
Income tax expense (recovery)	7	7,033	4,326	2,731	(5,792)
Finance expenses, net	6	11,465	10,413	35,348	21,034
Share-based compensation expense	14b	1,650	1,321	4,570	1,567
Loss (gain) on derivatives	5	2,079	887	4,070	(4,968)
Unrealized foreign exchange (gain) loss		(3,764)	(12,985)	(7,966)	16,762
Amortization of deferred revenue	12	(1,283)	(1,471)	(2,270)	(2,611)
Deferred revenue deposit	12	-	8,510	-	8,510
Other operating activities		387	(539)	387	997
Net change in working capital:
Change in accounts receivable	16	20,595	(12,147)	(3,249)	(2,833)
Change in other working capital items	16	3,362	(5,493)	(1)	(371)
Cash provided by operating activities		72,502	37,079	69,219	54,750

Investing activities
Gibraltar capitalized stripping costs	10	(14,794)	(7,436)	(36,246)	(21,352)
Gibraltar capital expenditures	10	(8,031)	(1,654)	(13,041)	(3,198)
Florence Copper development costs	10	(6,367)	(5,117)	(12,718)	(7,140)
Other project development costs	10	(805)	(348)	(1,328)	(1,109)
Purchase of copper price options	5	(4,694)	(236)	(15,837)	(734)
Proceeds from copper put options		-	3,236	-	6,104
Net proceeds from the sale of marketable securities		-	7,270	-	7,270
Other investing activities		(340)	(378)	138	(691)
Cash used for investing activities		(35,031)	(4,663)	(79,032)	(20,850)

Financing activities
Net proceeds from issuance of senior secured notes	11e	-	-	496,098	-
Repayment of senior secured notes	11e	-	-	(317,225)	-
Redemption cost on settlement of senior secured notes		-	-	(8,714)	-
Interest paid		(826)	(15,877)	(6,009)	(16,871)
Repayment of equipment loans and leases		(5,086)	(1,824)	(9,863)	(6,165)
Proceeds on exercise of options		707	-	1,201	-
Cash provided by (used for) financing activities		(5,205)	(17,701)	155,488	(23,036)
Effect of exchange rate changes on cash and equivalents		(3,543)	(1,265)	(5,044)	(443)
Increase in cash and equivalents		28,723	13,450	140,631	10,421
Cash and equivalents, beginning of period		197,018	50,169	85,110	53,198
Cash and equivalents, end of period		225,741	63,619	225,741	63,619

Supplementary cash flow disclosures	16

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Consolidated Statements of Changes in Equity

(Cdn$ in thousands)
(Unaudited)

	Share	Contributed
	capital	surplus	AOCI	Deficit	Total

Balance at January 1, 2020	436,318	51,622	6,827	(193,081)	301,686
Share-based compensation	-	1,090	-	-	1,090
Total comprehensive income (loss) for the period	-	-	15,330	(30,205)	(14,875)
Balance at June 30, 2020	436,318	52,712	22,157	(223,286)	287,901

Balance at January 1, 2021	472,870	53,433	7,674	(216,605)	317,372
Share-based compensation	-	2,060	-	-	2,060
Exercise of options	1,915	(714)	-	-	1,201
Total comprehensive income (loss) for the period	-	-	(5,329)	2,225	(3,104)
Balance at June 30, 2021	474,785	54,779	2,345	(214,380)	317,529

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

1. REPORTING ENTITY

Taseko Mines Limited (the "Company" or "Taseko") is a corporation governed by the British Columbia Business Corporations Act.  These unaudited condensed consolidated interim financial statements of the Company as at and for the three and six month periods ended June 30, 2021 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint venture. The Company is principally engaged in the production and sale of metals, as well as related activities including mine permitting and development, within the province of British Columbia, Canada and the State of Arizona, USA. Seasonality does not have a significant impact on the Company's operations.

2. SIGNIFICANT ACCOUNTING POLICIES

(a)  Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2020, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements were authorized for issue by the Company's Audit and Risk Committee on August 4, 2021.

(b) Use of judgments and estimates

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2020.

In March 2020, the World Health Organization declared a global pandemic related to COVID-19 and the impact on global markets has been significant and far-reaching. Since the initial outbreak, the restrictions on the conduct of business and movement of goods and services across international borders have caused volatility in the commodity, foreign exchange and stock markets.

The Company continues to act to ensure the health and safety of our employees, contractors and the communities in which we operate is paramount and in accordance with public safety direction from governments and public health authorities.  The Company continues to evaluate the potential impacts of COVID-19 on all aspects of its business. As of the date of these statements, there has not been any direct impact on the Company's operations as a result of COVID-19.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

3. REVENUES

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Copper contained in concentrate	102,571	95,786	181,321	171,714
Molybdenum concentrate	5,544	5,615	11,230	9,457
Silver (Note 12)	738	968	1,465	1,964
Price adjustments on settlement receivables	4,807	10,489	9,748	(2,471)
Total gross revenue	113,660	112,858	203,764	180,664
Less: Treatment and refining costs	(2,658)	(6,853)	(6,021)	(12,575)
Revenue	111,002	106,005	197,743	168,089

4. COST OF SALES

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Site operating costs	49,753	44,032	96,909	97,579
Transportation costs	4,303	5,834	7,608	10,353
Changes in inventories of finished goods	4,723	5,753	2,464	4,451
Changes in inventories of ore stockpiles	(2,259)	50	5,967	(553)
Production costs	56,520	55,669	112,948	111,830
Depletion and amortization	17,536	25,512	33,374	52,660
Cost of sales	74,056	81,181	146,322	164,490

Site operating costs include personnel costs, non-capitalized waste stripping costs, repair and maintenance costs, consumables, operating supplies and external services.

During the six month period ended June 30, 2020, included in site operating costs and general administrative expenses are $4,934 and $300, respectively, for benefits related to claims submitted by the Company for the Canada Emergency Wage Subsidy. No claims were submitted for the six month period ended June 30, 2021.

5. DERIVATIVE INSTRUMENTS

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Realized gain on settled copper puts	-	(3,100)	-	(5,697)
Realized loss on settled copper puts	1,709	236	3,368	326
Net unrealized loss on outstanding copper options	370	3,667	1,141	-
Realized (gain) loss on fuel call options	-	223	(470)	223
Unrealized (gain) loss on fuel call options	-	(139)	31	180
	2,079	887	4,070	(4,968)

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

The Company recognized a net realized loss of $3,368 on copper put options for 37.5 million pounds with strike prices between US$2.80 and US$3.20 per pound that expired out-of-the-money during the six month period ended June 30, 2021.

During the six month period ended June 30, 2021, the Company received proceeds of $717 on diesel fuel call options that settled during the period. There were no fuel call options outstanding at June 30, 2021.

During the three month period ended March 31, 2021, the Company purchased copper put option contracts for a total of 41 million pounds of copper with maturity dates ranging from July 2021 to December 2021, with a strike price of US$3.75 per pound, at a total cost of $11,143.

In May 2021, the Company purchased copper collar contracts for a total of 43 million pounds of copper with maturity dates ranging from January 2022 to June 2022, with a minimum copper strike price of US$4.00 per pound and a ceiling price of US$5.60 per pound, at a total cost of $4,694.

Details of the outstanding copper price option contracts at June 30, 2021, are summarized in the following table:

	Quantity	Strike price	Period	Fair value
Copper put option contracts	41 million lbs	US$3.75 per lb	H2 2021	2,551
Copper put option contracts	43 million lbs	US$4.00 per lb	H1 2022	13,483
Copper call option contracts	43 million lbs	US$5.60 per lb	H1 2022	(3,192)
				12,842

6. FINANCE EXPENSES

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Interest expense	10,151	9,359	19,897	18,719
Finance expense - deferred revenue (Note 12)	1,394	1,182	2,762	2,238
Accretion on PER	104	(80)	209	275
Finance income	(184)	(48)	(259)	(198)
Loss on settlement of long-term debt (Note 11a)	-	-	12,739	-
	11,465	10,413	35,348	21,034

As part of the senior secured notes refinancing completed in the first quarter ended March 31, 2021, the Company redeemed its US$250 million senior secured notes on March 3, 2021, which resulted in an accounting loss of $12,739, comprised of $6,941 paid on the call premium, a write-off of deferred financing costs of $4,025 and additional interest costs over the call period of $1,773.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

7. INCOME TAX

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Current income tax expense	810	644	941	644
Deferred income tax (recovery) expense	6,223	3,682	1,790	(6,436)
	7,033	4,326	2,731	(5,792)

8. OTHER FINANCIAL ASSETS

	June 30, 2021	December 31, 2020
Current:
Marketable securities	2,618	1,791
Copper price options (Note 5)	12,842	1,514
Fuel call options (Note 5)	-	278
	15,460	3,583
Long-term:
Investment in private companies	1,200	1,200
Reclamation deposits	2,657	2,825
Restricted cash	1,239	1,273
	5,096	5,298

The Company holds strategic investments in publicly traded and privately owned mineral exploration and development companies, including marketable securities and subscription receipts.  Marketable securities and the investment in privately owned companies are accounted for at fair value through other comprehensive income (FVOCI).

9. INVENTORIES

	June 30, 2021	December 31, 2020
Ore stockpiles	14,383	21,946
Copper contained in concentrate	5,750	7,948
Molybdenum concentrate	132	398
Materials and supplies	28,000	28,549
	48,265	58,841

During the three months and six months ended June 30, 2021, the Company recorded a recovery of $820 and $4,561, respectively, to adjust the carrying value of ore stockpiles to cost, of which $273 and $1,501, respectively, is recorded in depletion and amortization and the balance in production costs.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

10. PROPERTY, PLANT & EQUIPMENT

The following schedule shows the continuity of property, plant and equipment net book value for the three and six months ended June 30, 2021:

	Three Months Ended June 30, 2021	Six Months Ended June 30, 2021
Net book value beginning of period	768,258	742,619
Additions:
Gibraltar capitalized stripping costs	17,160	41,716
Gibraltar capital expenditures	7,670	14,114
Florence Copper development costs	7,439	17,372
Yellowhead development costs	681	1,160
Aley development costs	124	168
Other items:
Right of use assets	2,323	4,252
Rehabilitation costs asset	-	1,082
Disposals	(595)	(798)
Foreign exchange translation and other	(2,715)	(5,071)
Depletion and amortization	(20,404)	(36,673)
Net book value at June 30, 2021	779,941	779,941

Net book value	Gibraltar Mines (75%)	Florence Copper	Yellowhead	Aley	Other	Total
At December 31, 2020	504,995	203,079	18,649	13,861	2,035	742,619
Net additions	59,322	17,334	1,160	168	-	77,984
Changes in rehabilitation cost asset	1,082	-	-	-	-	1,082
Depletion and amortization	(36,488)	16	-	-	(201)	(36,673)
Foreign exchange translation and other	-	(5,071)	-	-	-	(5,071)
At June 30, 2021	528,911	215,358	19,809	14,029	1,834	779,941

Non-cash additions to property, plant and equipment include $2,366 and $5,470 of depreciation of capitalized stripping, for the three and six months period ended June 30, 2021, respectively.

Since its acquisition of the Florence Copper Project in November 2014, the Company has incurred and capitalized a total of $120.4 million in project development and other costs, including capitalized interest.

Depreciation related to the right of use assets for the three and six months period ended June 30, 2021 was $944 and $1,886, respectively.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

11. DEBT

	June 30, 2021	December 31, 2020
Current:
Lease liabilities (b)	10,147	8,094
Secured equipment loans (c)	7,693	7,536
Lease related obligations (d)	2,063	1,987
	19,903	17,617
Long-term:
Senior secured notes (a)	485,041	313,965
Lease liabilities (b)	10,317	11,829
Secured equipment loans (c)	8,564	12,536
Lease related obligations (d)	6,406	7,457
	510,328	345,787
Total debt	530,231	363,404

(a) Senior secured notes

On February 10, 2021, the Company completed an offering of US$400 million aggregate principal amount of senior secured notes (the "2026 Notes").  The 2026 Notes mature on February 15, 2026 and bear interest at an annual rate of 7.0%, payable semi-annually on February 15 and August 15.  A portion of the proceeds were used to redeem the outstanding US$250 million 8.75% Senior Secured Notes (the "2022 Notes") due on June 15, 2022. The remaining proceeds, net of transaction costs, call premium and accrued interest, of approximately $167 million (US$131 million) are available for capital expenditures, including at its Florence Copper project and Gibraltar mine, working capital and for general corporate purposes.

The 2026 Notes are secured by liens on the shares of Taseko's wholly-owned subsidiary, Gibraltar Mines Ltd., and the subsidiary's rights under the joint venture agreement relating to the Gibraltar mine, as well as the shares of Curis Holdings (Canada) Ltd. and Florence Holdings Inc.  The 2026 Notes are guaranteed by each of Taseko's existing and future restricted subsidiaries. The 2026 Notes also allow for up to US$145 million of first lien secured debt to be issued and up to US$50 million of debt for equipment financing, all subject to the terms of the note indenture.  The Company is also subject to certain restrictions on asset sales, issuance of preferred stock, dividends and other restricted payments. However, there are no maintenance covenants with respect to the Company's financial performance.

The Company may redeem some or all of the 2026 Notes at any time on or after February 15, 2023, at redemption prices ranging from 103.5% to 100%, plus accrued and unpaid interest to the date of redemption. Prior to February 15, 2023, all or part of the notes may be redeemed at 100%, plus a make-whole premium, plus accrued and unpaid interest to the date of redemption. Until February 15, 2023, the Company may redeem up to 10% of the aggregate principal amount of the notes, at a redemption price of 103%, plus accrued and unpaid interest to the date of redemption. In addition, until February 15, 2023, the Company may redeem up to 40% of the aggregate principal amount of the notes, in an amount not greater than the net proceeds of certain equity offerings, at a redemption price of 107%, plus accrued and unpaid interest to the date of redemption. On a change of control, the 2026 Notes are redeemable at the option of the holder at a price of 101%.

The settlement of the 2022 Notes resulted in an accounting loss of $12,739 (Note 6).

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

(b) Lease liabilities

Lease liabilities includes the Company's outstanding lease liabilities under IFRS 16.

(c) Secured equipment loans

The equipment loans are secured by existing mining equipment at the Gibraltar mine and commenced between June, 2018 and August of 2019 with monthly repayment terms ranging between 48 and 60 months and with interest rates ranging between 5.2% to 6.4%.

(d) Lease related obligations

Lease related obligations relate to a lease arising under a sale leaseback transaction on certain items of equipment at the Gibraltar mine. The lease commenced in June, 2019 and has a term of 54 months. At the end of the lease term, the Company has an option to renew the term, an option to purchase the equipment at fair market value or option to return the equipment.  The lease contains a fixed price early buy-out option exercisable at the end of 48 months.

(e) Debt continuity

The following schedule shows the continuity of total debt for the first six months of 2021:

Total debt as at December 31, 2020	363,404
Settlement of 2022 Notes	(317,225)
Foreign exchange gain	(1,075)
Write-off of deferred financing charges	4,025
Issuance of 2026 Notes	507,560
Deferred financing charges	(11,462)
Lease additions	5,764
Lease liabilities and equipment loans repayments	(9,863)
Unrealized foreign exchange gain	(11,954)
Amortization of deferred financing charges	1,057
Total debt as at June 30, 2021	530,231

12. DEFERRED REVENUE

On March 3, 2017, the Company entered into a silver stream purchase and sale agreement with Osisko Gold Royalties Ltd. ("Osisko"), whereby the Company received an upfront cash deposit payment of US$33 million for the sale of an equivalent amount of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko. The Company receives cash payments of US$2.75 per ounce for all silver deliveries made under the agreement.

On April 24, 2020, Taseko entered into an amendment to its silver stream with Osisko and received $8,510 in exchange for reducing the delivery price of silver from US$2.75 per ounce to nil. The amendment is accounted for as a contract modification under IFRS 15 Revenue from Contracts with Customers. The funds received were available for general working capital purposes.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

The Company recorded the deposits from Osisko as deferred revenue and recognizes amounts in revenue as silver is delivered. The amortization of deferred revenue is calculated on a per unit basis using the estimated total number of silver ounces expected to be delivered to Osisko over the life of the Gibraltar mine. The current portion of deferred revenue is an estimate based on deliveries anticipated over the next twelve months.

The following table summarizes changes in the Osisko deferred revenue:

Balance at December 31, 2020	52,758
Finance expense (Note 6)	2,762
Amortization of deferred revenue	(2,270)
Balance at June 30, 2021	53,250

	June 30, 2021	December 31, 2020
Current portion of deferred revenue	7,478	5,604
Long-term portion of deferred revenue	45,772	47,154
Total deferred revenue	53,250	52,758

13. OTHER FINANCIAL LIABILITIES

	June 30, 2021	December 31, 2020
Long-term:
Deferred share units (Note 14b)	6,036	3,525

14. EQUITY

(a) Share capital

The Company's authorized share capital consists of an unlimited number of common shares with no par value.

Common shares (thousands)
Common shares outstanding at January 1, 2021	282,115
Exercise of share options	1,756
Common shares outstanding at June 30, 2021	283,871

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

(b) Share-based compensation

	Options (thousands)	Average price
Outstanding at December 31, 2020	8,969	1.19
Granted	2,327	1.58
Exercised	(1,756)	0.78
Expired	(324)	2.86
Outstanding at June 30, 2021	9,216	1.31
Exercisable at June 30, 2021	7,094	1.29

During the six month period ended June 30, 2021, the Company granted 2,327,000 (2020 - 1,285,000) share options to directors, executives and employees, exercisable at an average exercise price of $1.58 per common share (2020 - $0.69 per common share) over a five year period. The total fair value of options granted was $2,024 (2020 - $475) based on a weighted average grant-date fair value of $0.87 (2020 - $0.37) per option.

The fair value of options was measured at the grant date using the Black-Scholes formula.  Expected volatility is estimated by considering historic average share price volatility.  The inputs used in the Black-Scholes formula are as follows:

Six months ended
June 30, 2021
Expected term (years)	5
Forfeiture rate	0%
Volatility	67%
Dividend yield	0%
Risk-free interest rate	0.4%
Weighted-average fair value per option	$0.87

The Company has other share-based compensation plans in the form of Deferred Share Units ("DSUs") and Performance Share Units ("PSUs").

	DSUs (thousands)	PSUs (thousands)
Outstanding at January 1, 2021	2,123	2,650
Granted	198	530
Settled	-	(400)
Outstanding at June 30, 2021	2,321	2,780

During the six month period ended June 30, 2021, 198,000 DSUs were issued to directors (2020 - 572,000) and 530,000 PSUs to senior executives (2020 - 825,000). The fair value of DSUs and PSUs granted was $1,235 (2020 - $899), with a weighted average fair value at the grant date of $1.58 per unit for the DSUs (2020 - $0.72 per unit) and $1.74 per unit for the PSUs (2020 - $0.59 per unit).

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

Share-based compensation expense is comprised as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Share options - amortization	311	178	1,497	501
Performance share units - amortization	294	295	562	589
Change in fair value of deferred share units	1,045	848	2,511	477
	1,650	1,321	4,570	1,567

15. COMMITMENTS AND CONTINGENCIES

(a) Commitments

The Company is a party to certain contracts relating to service and supply agreements. Future minimum payments under these agreements as at June 30, 2021 are presented in the following table:

Remainder of 2021	2,341
2022	837
2023 and thereafter	-
Total commitments	3,178

As at June 30, 2021, the Company had outstanding capital commitments of $1,988 (at December 31, 2020 - $2,733).

(b) Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner's 25% share of this debt which amounted to $12,622 as at June 30, 2021.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

16. SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Net change in working capital items:
Accounts receivable	20,595	(12,147)	(3,249)	(2,833)

Change in other working capital items:
Inventories	2,875	6,494	8,980	3,524
Prepaids	(1,619)	(2,021)	(2,001)	(1,304)
Accounts payable and accrued liabilities	2,097	(4,989)	(5,178)	(5,043)
Advance payment on product sales	-	(4,467)	-	2,445
Interest payable	9	(510)	(2)	7
Income tax payable	-	-	(1,800)	-
	3,362	(5,493)	(1)	(371)
Non-cash investing and financing activities
Assets acquired under capital lease	184	546	1,512	1,757
Right-of-use assets	2,323	95	4,252	1,858

17. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of the senior secured notes are $519,016 and the carrying value is $485,041 at June 30, 2021. The fair value of all other financial assets and liabilities approximates their carrying value.

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

	Level 1	Level 2	Level 3	Total

June 30, 2021
Financial assets designated as FVPL
Derivative asset copper put and call options	-	12,842	-	12,842
	-	12,842	-	12,842
Financial assets designated as FVOCI
Marketable securities	2,618	-	-	2,618
Investment in private companies	-	-	1,200	1,200
Reclamation deposits	2,657	-	-	2,657
	5,275	-	1,200	6,475
December 31, 2020
Financial assets designated as FVPL
Derivative asset copper put options	-	1,514	-	1,514
Derivative asset fuel call options	-	278	-	278
	-	1,792	-	1,792
Financial assets designated as FVOCI
Marketable securities	1,791	-	-	1,791
Investment in subscription receipts	-	-	1,200	1,200
Reclamation deposits	2,825	-	-	2,825
	4,616	-	1,200	5,816

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value as at June 30, 2021.

The fair value of the senior secured notes, a Level 1 instrument, is determined based upon publicly available information. The fair value of the lease liabilities and secured equipment loans, Level 2 instruments, are determined through discounting future cash flows at an interest rate of 5.5% based on the relevant loans effective interest rate.

The fair values of Level 2 instruments are based on broker quotes. Similar contracts are traded in an active market and the broker quotes reflect the actual transactions in similar instruments.

The Company's metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company's settlement receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market. At June 30, 2021 the Company had settlement receivables of $6,485 (December 31, 2020 - $4,676).

The investment in private companies and the subscription receipts, are Level 3 instruments and are valued based on management estimates. As the subscription receipts are an investment in a private exploration and development company, there are no observable market data inputs.

Commodity Price Risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces.  The Company enters into copper put option contracts to reduce the risk of short-term copper price volatility. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper put option contracts are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

Provisional pricing mechanisms embedded within the Company's sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivable.

The table below summarizes the impact on revenue and receivables for changes in commodity prices on the provisionally invoiced sales volumes.

As at June 30,
2021
Copper increase/decrease by US $0.43/lb.[1]	$8,831

1The analysis is based on the assumption that the period end copper price increases 10% with all other variables held constant. At June 30, 2021, 16.5 million pounds of copper in concentrate were exposed to copper price movements. The closing exchange rate at June 30, 2021 of CAD/USD 1.2394 was used in the analysis.

The sensitivities in the above table have been determined with foreign currency exchange rates held constant. The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices.  The sensitivities should therefore be used with care.